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                                                                  EXHIBIT (A)(9)

Press release                                              [Wolters Kluwer LOGO]

Wolters Kluwer

Mach 17, 1998

Wolters Kluwer extends tender offer period for Waverly, Inc. stock

Wolters Kluwer announced that it will extend its cash tender offer for all shares of Waverly, Inc. (NASDAQ: WAVR) at US$39 per share to Midnight (EST), April 30, 1998. The offer was originally scheduled to expire March 17, 1998. As of March 17, 1998 approx. 6.3 million Waverly shares have been tendered.

Wolters Kluwer decided to extend the tender offer period until after completion of a routine Hart-Scott-Rodino review by the Department of Justice (DOJ). As indicated in a March 5, 1998 announcement by Waverly, both companies required more time to comply with DOJ requests for additional information. The acquisition of Waverly by Wolters Kluwer was announced February 11, 1998.

The complete terms and conditions of the tender offer are set forth in the offering documents filed with the Securities and Exchange Commission. Credit Suisse First Boston Corporation is acting as Dealer Manager for the offer and Georgeson & Company Inc. is acting as Information Agent.

Wolters Kluwer is a multidomestic publishing company active in 26 countries. Core activities are legal and tax publishing, business publishing, medical/scientific publishing, educational publishing/professional training, trade publishing for selected markets.

Wolters Kluwer has a sales of approx. NLG 5 billion and has sone 14,000 employees. The corporate website of Wolters Kluwer on the Internet can be accessed at http://www.wolters-kluwer.com.

Wolters Kluwer nv
P.O. Box 818
1000 AV Amsterdam
The Netherlands

Telephone: + 31 20 60 70 460
e-mail: info@wolterskluwer.com